

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 4, 2010

<u>**VIA US MAIL AND FAX (602)343-5360**</u>
Daniel Bacchus
Chief Financial Officer
Grand Canyon Education, Inc.
3300 W. Camelback Road
Phoenix, AZ 85017

>   **Re: Grand Canyon Education, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 18, 2010**
>   **Forms 10-Q for the Quarters Ended March 31, 2010 and June 30, 2010**
>   **File No. 1-34211**

Dear Mr. Bacchus:

    We have reviewed your response letter dated September 13, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 4
Regulation of Federal Student Financial Aid Programs, page 21

1. We note your response to comment one from our letter dated August 31, 2010. Please revise your disclosure in future filings to clarify whether the Department of Education has advised you of the basis for its on-going failure to act on your application for re-certification, which has been pending since March 2008.

Return of Title IV Funds for students who withdraw, page 26
Non-GAAP Discussion, page 83

2. We note your response to comment four from our letter dated August 31, 2010. Refer to the CD&I Question 102.12 on Non-GAAP Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. It appears that

your supplemental measure of cash receipts equal to a percentage of net revenues from tuition financed under the Title IV programs constitutes a non-GAAP financial measure under Regulation G and Item 10 of Regulation S-K. Accordingly, you must provide the disclosures required by Regulation G or Item 10 of Regulation S-K, if applicable, including the quantitative reconciliation from the non-GAAP financial measure to the most comparable measure calculated in accordance with GAAP. This reconciliation should be in sufficient detail to allow a reader to understand the nature of the reconciling items. Please advise or revise.

Revenue Recognition, page 100
18. Quarterly Results of Operations (Unaudited), page 121

3. We note your response to comment 12 from our letter dated August 31, 2010. It remains unclear to us how you concluded that the change in your revenue recognition method from the "months approach" to the "days approach" constituted a correction of an accounting error, instead of a change in accounting principle to one that is more preferable. In light of your statement that you merely "refined the manner in which the University recognized revenues pro-rata over the applicable period of instruction," it does not appear that the previous method which resulted in materially different interim results, would necessarily constitute an error. Please explain in greater detail why the use of the previous method was inappropriate in prior periods. Additionally, please expand your disclosures to include the impact of the change on any other affected balance sheet line item for each individual prior period presented or the correction of the period-specific effects of the error. Refer to ASC Topic 250-10-50-(1) or (7) as appropriate.

Form 10-Q for the Quarter Ended March 31, 2010
Critical Accounting Policies and Use of Estimates, page 13

4. We note your response to comment 17 from our letter dated August 31, 2010. Per your statement, the University anticipates that it will experience an increase in the Title IV funds that will need to be returned to lenders since a student must complete two (instead of one) courses in a payment period to earn the full financial aid award. Since a significant amount of your revenues is derived from Title IV funds, and it appears that you anticipate an increase in Title IV funds to be returned, tell us how you can determine that collectability is assured for the nonrefundable portion of the tuition following a student's withdrawal.

5. Please expand your disclosures to include your underlying assumptions for revenue recognition in a non-term based environment, after consideration of revised Title IV calculations and your refund policy as applicable, per your statements on page 13 of the Form 10-K

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director